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                                                                    EXHIBIT 99.2


               CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                 SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

      In connection with the annual report of Intrawest Corporation (the "Company") on Form 40-F for the fiscal year ended June 30, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Daniel O. Jarvis, Executive Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002, that:

     1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: September 9, 2002

                                          By: /s/ DANIEL O. JARVIS
                                             -----------------------------------
                                              Name: Daniel O. Jarvis
                                              Title:  Executive Vice President
                                                      and Chief Financial
                                                      Officer